RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6648

DNELMS@POGOLAW.COM

March 7, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3268

Attn: Daniel F. Duchovny

Re:	Yadkin Valley Company
Schedule 13E-3 filed January 24, 2006
File No. 005-54285

Preliminary Schedule 14A filed January 24, 2006
File No. 000-28356

Ladies and Gentlemen:

On behalf of our client, Yadkin Valley Company (the “Company”), we are responding to the comments received from your office by letter dated February 24, 2005 with respect to the above-referenced Schedule 13E-3 (“Schedule 13E-3”) and Schedule 14A (“Schedule 14A”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to the Schedule 14A or Schedule 13E-3, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

PRELIMINARY SCHEDULE 14A

Summary term sheet, page 4

1.	Comment: We note that your board may elect not to effect the stock split despite security holder approval. Please disclose this in the summary. Also, describe here, and where appropriate in the proxy statement, the circumstances under which the board may choose to abandon the going private transaction with as much specificity as possible.

Response: We have revised the proxy statement in response to this comment (see pages 2, 32, 36 and 37).

2.	Comment: We note on page 36 that holders of approximately 61% of your outstanding securities have indicated that they will vote for the reverse stock split and that if they do so, the proposal will be approved. Please disclose this prominently in the summary term sheet.

Securities and Exchange Commission

March 7, 2006

Response: We have revised the proxy statement in response to this comment (see page 2).

Questions and Answers

Why has the board of directors chosen this course of action, page 3

3.	Comment: Please quantify here the costs described in the answer.

Response: We have revised the proxy statement in response to this comment (see page 4).

May I buy additional shares in order to remain a stockholder? page 4

4.	Comment: Please expand this section to describe the steps holders of shares in street name may take to consolidate holdings and remain a security holder. You may also explain how holders may ensure that all of their holdings may be cashed out.

Response: We have revised the proxy statement in response to this comment (see page 4).

Special Factors

Background of the Transaction – Introduction, page 6

5.	Comment: Please expand the fifth paragraph to quantify the percent of assets attributable to equity investments. Further, expand the background section to provide more information on how the board considered these investments with regard to considering the going private transaction. In this regard, while we note the board’s concern with revenue enhancement, it is unclear what consideration they gave to these assets, if any, in determining to take the company private.

Response: We have revised the proxy statement in response to the first sentence of this comment (see page 6). As to the remainder of this comment, the board did not give any consideration to these equity securities in ultimately deciding to take the Company private. The going private decision was driven by the goal of cost savings; these investment securities and the Company’s investment in them did not impact the board’s determination.

Background of the Transaction – Costs Associated with SEC Regulations, page 6.

6.	Comment: Please reconcile your estimate of SEC-related fees paid during 2005 of $115,000 to your estimate of future savings of $84,000 (page 11). We also note that your disclosure in this section states that the $115,000 figure does not include the costs of the

Securities and Exchange Commission

March 7, 2006

time and resources “in preparation of these reports in compliance with reporting obligations” while the table on page 11 includes savings of $5,000 for management costs. Please explain.

Response: As a result of an SEC inquiry concerning the Company’s method of determining the values of its investment in equity securities, the Company incurred extraordinary expenses in 2005 related to being a public company. The Company estimated the total out-of-pocket costs in 2005 to be $115,000, including these extraordinary expenses. The normal projected annual costs, including an allocation of $5,000 for management costs, are $84,000. We have amended the proxy statement on page 7 to include reference to the cost of amendments to previously-filed reports with the SEC with respect to the 2005 expenses.

Background of the Proposal – Background of Board of Directors Recommendation, page 7

7.	Comment: We note that your board discussed the transaction initially in April 2004 and again in April 2005. Please describe any discussion held by your board or your management during the intervening period.

Response: There were no discussions by the board or management during the intervening period with respect to the transaction.

8.	Comment: We note in the first full paragraph of page 8 that Mr. Holding Sr. was contacted due to his experience in the issues discussed by your board. Disclose also Mr. Holding Sr.’s affiliation with your company and whether this affiliation influenced the board’s decision to select Mr. Holding Sr. over any other similarly experienced individual.

Response: Mr. Holding was uniquely qualified in this regard. We have revised the proxy statement in response to this comment by describing Mr. Holding’s background with the Company and why he is uniquely qualified to advise the board (see page 8).

9.	Comment: To the extent that the presentation to Mr. Perry differed from the presentation made to the board on August 18, 2005, please expand to address.

Response: The presentation to Mr. Perry was substantially the same as the presentation made to the board on August 18, 2005.

Securities and Exchange Commission

March 7, 2006

Purposes of the Reverse Stock Split, page 11

10.	Comment: Please quantify the savings you expect from the reduction in small stockholder account administration.

Response: We have revised the proxy statement in response to this comment (see page 12).

Recommendation of the Board of Directors; Fairness of the Reverse Stock Split, page 14

11.	Comment: Please note that the determination as to the fairness of the transaction must be made to the unaffiliated security holders. See item 8 of Schedule 13E-3. We note, for example, the reference to the board’s determination that the transaction is fair to “the company and its stockholders.” Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated security holders.

Response: We have revised the proxy statement in response to this comment (see pages 14, 16 and 17).

12.	Comment: Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. For example, we note the lack of a liquidation value. If this value was not material to this transaction, please explain it in your disclosure. If the value was disregarded or not considered despite being material, please discuss the related reasons. If the liquidation indicated a higher value that the $78 per share to be paid to the security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See question 20 in Exchange Act Release No. 34-17719 (April 13, 1981) for guidance in revising your disclosure.

Response: We have revised the proxy statement in response to this comment (see page 16).

13.	Comment: With respect to the book value analysis, please explain why your board concluded that it was less meaningful than the net asset value. Did your board calculate a book value? Did it result in a higher value than the net asset value? If so, what was the book value determined by your board?

Securities and Exchange Commission

March 7, 2006

Response: The board did not calculate a book value. We have revised the proxy statement to explain why the board concluded that book value was less meaningful than net asset value (see page 15).

14.	Comment: With respect to the discounted cash flow analysis considered by your board, please disclose whether the board determined a valuation of the company on this basis. If so, disclose that value.

Response: The board did not determine a valuation using the discounted cash flow analysis, and we have revised the proxy statement accordingly in response to this comment (see page 15).

15.	Comment: Refer to the seventh bullet point. It appears that the special committee and board of directors considered the presentation and opinion of Howe Barnes. If any filing person has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor’s report will not be sufficient. Please revise accordingly.

Response: We have revised the proxy statement in response to this comment (see page 15).

16.	Comment: We note additionally that Howe Barnes’ opinion addresses fairness as to all security holders regardless of their continuing interest in your securities or their unaffiliated status. Note that your fairness determination must be made with respect to unaffiliated security holders who will be cashed out and those who will continue holding your securities. If your board relied and adopted Howe Barnes’ analysis, please explain whether your board considered this fact in its analysis.

Response: We have revised the proxy statement in response to this comment (see pages 15 and 16).

17.	Comment: Refer to the first sentence after the bullet point on page 16. Given that your board of directors is required to make a fairness determination, as described above, please explain how it is difficult to determine whether your board “as a whole” reached any conclusions from the analyses set forth above this disclosure. Also, disclose the “certain ... compelling” facts that were discussed at great length.

Securities and Exchange Commission

March 7, 2006

Response: We have revised the proxy statement in response to this comment by deleting the subject sentence (see page 16).

18.	Comment: We note that the transaction does not include any of the features set forth in Item 1014(c)-(e) of Regulation M-A, which are indicators of procedural fairness. As a result, please explain how your board determined that the transaction is procedurally fair.

Response: We believe that we have discussed the indicators of procedural fairness as described in Item 1014(c)-(e) of Regulation M-A on pages 16 and 17 of the proxy statement. We have marked the paragraphs that addressed procedural fairness. Also, we have inserted the word “procedurally” in the second paragraph on page 17.

19.	Comment: Refer to the last paragraph in this section (page 17). Clarify that the “Company’s affiliates” are the remaining filing persons and name them.

Response: We have revised the proxy statement in response to this comment (see page 17).

Opinion of Independent Financial Advisor

20.	Comment: We note in Howe Barnes’ opinion that it received financial forecasts from your management. Please disclose these forecasts in an appropriate location in your proxy statement.

Response: Howe Barnes did not, in fact, receive any financial forecasts from Company management. The Howe Barnes opinion has been revised accordingly (see Appendix B, page B-3).

Yadkin Valley Company Background Information, page 19

21.	Comment: Please explain the meaning or relevance of the first sentence on page 20.

Response: In response to this comment, we have deleted the subject sentence (see page 20).

Securities and Exchange Commission

March 7, 2006

Income Valuation Methodology – Discounted Cash Flow Analysis, page 21

22.	Comment: We note that Howe Barnes did not conduct a discounted cash flow analysis due to your limited “cumulative profitability.” Please explain how your cumulative profitability prevented Howe Barnes from conducting this analysis. We also note that on an annual basis, you appear to have had net income and positive cash flows in some years during the period identified in your disclosure.

Response: In response to this comment, we have deleted the sentence on page 21 that mentioned “cumulative profitability.” This measurement was not relevant to the discounted cash flow analysis.

Income Valuation Methodology – Net Asset Value Methodology, page 21

23.	Comment: Please reconcile aggregate value of the third-party securities you held as of June 30, 2005 from page 21 ($19,623,406) to page 22 ($22,605,851).

Response: The table now at the top of page 22 covers only certain investment securities owned by the Company, while the table now at the bottom of page 22 includes all investment securities. We have revised the proxy statement on page 22 to provide a more complete discussion of the table on the top of that page and the adjustments to the value of these securities.

Income Valuation Methodology – Lack of Marketability Discount, page 22

24.	Comment: Please explain how Howe Barnes determined that discount rates of 40-60% for lack of marketability were the most appropriate indicators of value. Disclose the industry averages.

Response: We have revised the proxy statement in response to this comment (see page 23).

Income Valuation Methodology – Going Private Premium Analysis, page 23

25.	Comment: We note that you have listed 20 transactions considered by Howe Barnes in this analysis. We have also noted that Howe Barnes based its review on certain transactions deemed comparable. Please disclose whether the transactions on which Howe Barnes based its review are the same 20 transactions listed. If not, explain how and why Howe Barnes selected a subset of the listed transactions and list the subset.

Securities and Exchange Commission

March 7, 2006

Response: We have revised the proxy statement in response to this comment (see page 23).

General Effects of the Reverse Stock Split, page 25

26.	Comment: With respect to the Note included at the end of the table on page 25, clarify that security holders who hold shares in more than one account may pool their holdings in one account and continue holding your securities after the reverse stock split.

Response: We have revised the proxy statement in response to this comment (see page 26).

Certain United States Federal Income Tax Consequences, page 28

27.	Comment: Revise the title of this section to eliminate the term “certain.”

Response: The proxy statement has been revised in response to this comment (see page 29).

Dissenters’ Rights, page 34

28.	Comment: We note your disclosure that “stockholders who receive cash for some or all their stock and take the necessary steps to perfect their rights are entitled to” dissenters’ rights. We also note that a security holder who votes his or her shares for your proposal may not exercise dissenters’ rights. Please clarify whether the receipt of cash may be deemed a consent for the corporate action and thus result in the loss of dissenters’ rights under North Carolina law.

Response: Under the North Carolina dissenters’ rights statute, a shareholder who would receive cash for some or all of this stock under the Reverse Stock Split and who takes the necessary steps to perfect his or her rights under the dissenters’ rights statute is entitled to dissent and be paid the fair value of his or her shares. Payment of fair value under the statute will only be made after the shareholder has properly perfected his or her rights under the dissenters’ rights statute. We have revised the proxy statement to clarify that the stockholders who “would receive” cash under the terms of the Reverse Stock Split and not those who “do” receive cash will be able to assert dissenters’ rights under the North Carolina statute. (see page 35).

Securities and Exchange Commission

March 7, 2006

Additional Special Meeting Information

Authority to Adjourn Special Meeting, page 38

29.	Comment: The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter “incident to the conduct of the meetings” as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Response: We have revised the proxy statement in response to this comment by removing the sentence that requested authority to adjourn the special meeting to solicit additional proxies (see page 39).

Appendix B. Opinion of Independent Financial Advisor

30.	Comment: We note that the fairness opinion may not be used by third parties, including Yadkin Valley security holders, without Howe Barnes’ prior written consent. Revise the fairness opinion to make clear, if true, that unaffiliated security holders may rely upon the opinion when making their evaluation. See Section II.D.1 of our Current Issues Outline for further guidance.

Response: The opinion of Independent Financial Advisor has been revised in response to this comment (see Appendix B, Page B-4).

Please note that we have made a number of other corrections in the proxy statement to correct typos and other similar mistakes. Those corrections are marked as well.

In your letter, you requested a statement from the company and all additional filing persons containing certain acknowledgements. Attached as Exhibit A to this letter is the requested statement.

Thank you for your consideration of our responses to your comments.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6648 or Richard Green at (404) 572-6795. Our fax number is (404) 572-6999.

Securities and Exchange Commission

March 7, 2006

Very truly yours,

/s/ F. Donald Nelms, Jr. F. Donald Nelms, Jr.

Enclosures
991542

cc: Mr. David S. Perry
Richard E. Green, Esq.

EXHIBIT A

Each of the undersigned filing persons hereby acknowledges and confirms that:

•	each of the undersigned filing persons is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	none of the undersigned filing persons may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 7th day of March, 2006.

YADKIN VALLEY COMPANY

By:	/s/ David S. Perry
David S. Perry
President and Treasurer

YADKIN VALLEY COMPANY
AFFILIATES:

/s/ Peter M. Bristow
Peter M. Bristow

/s/ Hope Holding Connell
Hope Holding Connell

/s/ Lewis R. Holding
Lewis R. Holding

/s/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/s/ Olivia B. Holding
Olivia B. Holding

/s/ Frank B. Holding, Sr.
Frank B. Holding, Sr.

/s/ Denton F. Lee, Jr.
Denton F. Lee, Jr.

/s/ David S. Perry
David S. Perry